Filed Pursuant to Rule 424(b)(7)
Registration No. 333-175767

Prospectus Supplement
(to Prospectus dated July 25, 2011)

5,000,000 Shares

Common Stock

The selling stockholders, DLJ Merchant Banking Partners III, L.P. and affiliated funds, are selling 5,000,000 shares of our common stock. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders in this offering.

Our shares of common stock are listed on the New York Stock Exchange under the symbol “BAS”. On July 27, 2011, the last reported sales price of our common stock on the New York Stock Exchange was $32.53 per share.

Investing in our common stock involves risks. See “Risk Factors” on page S-7 of this prospectus supplement and beginning on page 4 of the accompanying base prospectus, as well as the documents we file the Securities and Exchange Commission that are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial price to public	$32.50	$162,500,000
Underwriting discounts	$1.4625	$7,312,500
Proceeds to selling stockholders (before expenses)	$31.0375	$155,187,500

To the extent that the underwriters sell more than 5,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 750,000 shares from the selling stockholders at the initial price to public less the underwriting discount.

Delivery of the shares of common stock is expected to be made against payment therefor on or about August 2, 2011.

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies	Credit Suisse

Co-Managers

Tudor, Pickering, Holt & Co.	Capital One Southcoast	Pritchard Capital Partners, LLC	Stephens Inc.

Prospectus supplement dated July 27, 2011.

Prospectus Supplement

Base Prospectus

About This Prospectus	1
Cautionary Note Regarding Forward-Looking Statements	1
Basic Energy Services, Inc.	3
Risk Factors	4
Use of Proceeds	5
Selling Stockholders	6
Description of Common Stock	8
Plan of Distribution	11
Legal Matters	13
Experts	13
Where You Can Find More Information	13
Incorporation by Reference	13

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer in this prospectus supplement to the “prospectus” we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying base prospectus and any related free writing prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. No offer of the common stock is being made in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement, the accompanying base prospectus or any related free writing prospectus or the information that is incorporated by reference herein or therein is accurate as of any date other than its date.

S-i

SUMMARY

You should carefully read this entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference herein to understand fully the terms of the common stock, as well as the other considerations that are important in making your investment decision. Unless the context otherwise indicates, the information included in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional shares of common stock.

For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms the “Basic”, “us”, “we”, “our” and similar terms refer to Basic Energy Services, Inc., together with its subsidiaries, and the term “selling stockholders” refers to DLJ Merchant Banking Partners III, L.P., DLJ ESC II, L.P., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJMB Partners III GmbH & Co. KG, DLJMB Funding III, Inc., Millennium Partners II, L.P. and MBP III Plan Investors, L.P., collectively.

Basic Energy Services, Inc.

Overview

We provide a wide range of well site services to oil and natural gas drilling and producing companies, including completion and remedial services, fluid services and well site construction services, well servicing and contract drilling. These services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Our broad range of services enables us to meet multiple needs of our customers at the well site. Our operations are managed regionally and are concentrated in major United States onshore oil and natural gas producing regions located in Texas, New Mexico, Oklahoma, Arkansas, Kansas, Louisiana, Wyoming, North Dakota, Colorado, Utah, Montana, West Virginia and Pennsylvania. Our operations are focused on liquids rich basins that exhibit strong drilling and production economics as well as natural gas-focused shale plays characterized by prolific reserves and attractive economics. Specifically, we have significant presence in the Permian Basin and the Bakken, Eagle Ford, Haynesville and Marcellus shales. We provide our services to a diverse group of over 2,000 oil and natural gas companies.

Our four operating segments are Completion and Remedial Services, Fluid Services, Well Servicing and Contract Drilling. The following is a description of these segments:

•	Completion and Remedial Services. Our completion and remedial services segment (36% of our revenues in 2010 and 41% of our revenues in the six months ended June 30, 2011) operates our fleet of pressure pumping units, an array of specialized rental equipment and fishing tools, air compressor packages specially configured for underbalanced drilling operations and cased-hole wireline units and snubbing units. The largest portion of this business segment consists of pressure pumping services focused on cementing, acidizing and fracturing services in niche markets, and we own approximately 176,000 hydraulic horsepower of pumping capacity.

•	Fluid Services. Our fluid services segment (33% of our revenues in 2010 and 28% of our revenues in the six months ended June 30, 2011) utilizes our fleet of 838 fluid service trucks and related assets, including specialized tank trucks, storage tanks, water wells, disposal facilities, construction and other related equipment. These assets provide, transport, store and dispose of a variety of fluids, as well as provide well site construction and maintenance services. These services are required in most workover, completion and remedial projects and are routinely used in daily producing well operations.

•	Well Servicing. Our well servicing segment (28% of our revenues in 2010 and 28% of our revenues in the six months ended June 30, 2011) operates our fleet of 412 well servicing rigs and related equipment. This business segment encompasses a full range of services performed with a mobile well servicing rig, including the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and natural gas. These services are performed to establish, maintain and improve production throughout the productive life of an oil and natural gas well and to plug and abandon a well at the end of its productive life. Our well servicing equipment and capabilities also facilitate most other services performed on a well.

•	Contract Drilling. Our contract drilling segment (3% of our revenues in 2010 and 3% of our revenues in the six months ended June 30, 2011) operates ten drilling rigs and related equipment. We use these assets to penetrate the earth to a desired depth and initiate production from a well.

General Industry Overview

Demand for services offered by our industry is a function of our customers’ willingness to make operating and capital expenditures to explore for, develop and produce hydrocarbons in the United States, which in turn is affected by current and expected levels of oil and natural gas prices. As oil and natural gas prices increased from 2005 through most of 2008, oil and gas companies increased their drilling and workover activities. In the last part of 2008, oil and natural gas prices declined rapidly, resulting in decreased drilling and workover activities. During the second half of 2009, oil prices began to increase and remained stable through 2010, which resulted in increases in drilling, maintenance and workover activities in the oil-driven markets during this period. In the first half of 2011, oil prices continued to increase from 2010 levels, primarily due to political instability in several oil producing countries. This increase in oil prices has caused utilization and pricing for our services to increase in our oil-based operating areas during this period. However, natural gas prices continued to decline significantly through most of 2009 and remained depressed during 2010 and the first half of 2011, which resulted in decreased activity in the natural gas-driven markets. Despite natural gas prices remaining below the levels seen in recent years, several markets that produce significant natural gas liquids, such as the Eagle Ford shale, and/or that have other advantages like proximity to key consuming markets, such as the Marcellus shale, have continued to see increased activity.

Our business is influenced substantially by both operating and capital expenditures by oil and gas companies. Because existing oil and natural gas wells require ongoing spending to maintain production, expenditures by oil and gas companies for the maintenance of existing wells are relatively stable and predictable. In contrast, capital expenditures by oil and gas companies for exploration and drilling are more directly influenced by current and expected oil and natural gas prices and generally reflect the volatility of commodity prices. We believe our focus on production and workover activity partially insulates our financial results from the volatility of the active drilling rig count.

Competitive Strengths

We believe that the following competitive strengths currently position us well within our industry:

Significant Market Position.  We maintain a significant market share for our well servicing operations in our core operating areas throughout Texas and a growing market share in the other markets that we serve. Our fleet of 412 well servicing rigs as of June 30, 2011 represents the third largest fleet in the United States, and our goal is to be one of the top two providers of well site services in each of our core operating areas. Our market position allows us to expand the range of services performed on a well throughout its life, such as drilling, maintenance, workover, completion and plugging and abandonment services.

Modern and Active Well Servicing Fleet.  We operate a modern and active fleet of well servicing rigs. We believe over 75% of the active U.S. well servicing rig fleet was built prior to 1985. Greater than 50% of our rigs at June 30, 2011 were either 2000 model year or newer, or have undergone major refurbishments during the last five years. Driven by our desire to maintain one of the most efficient, reliable and safest fleets in the industry, we took delivery of our final two newbuild well service rigs during 2009 as part of a 134-rig newbuild commitment which started in October 2004. In addition to our regular maintenance program, we have an established program to routinely monitor and evaluate the condition of our fleet. We selectively refurbish rigs and other assets to maintain the quality of our service and to provide a safe work environment for our personnel and have made major refurbishments on 68 of our rigs since the beginning of 2006. Since 2003, we have obtained annual independent reviews and evaluations of substantially all of our assets, which confirmed the location and condition of these assets. We believe that by maintaining a modern and active fleet, we are better able to earn our customers’ business while reducing risk of unplanned downtime.

Extensive Domestic Footprint in the Most Prolific Basins.  Our operations are focused on liquids rich basins that currently exhibit strong drilling and production economics as well as natural gas-focused shale plays characterized by prolific reserves and attractive economics. Specifically, we have a significant presence in the Permian Basin and the Bakken, Eagle Ford, Haynesville and Marcellus shales. Based on the most recent publicly available information, we operate in states that accounted for approximately 78% of the approximately 800,000 existing onshore oil and natural gas wells in the 48 contiguous states and approximately 79% of onshore oil production and 91% of onshore natural gas production. We believe that our operations are located in the most active U.S. well services markets, as we currently focus our operations on onshore domestic oil and natural gas production areas that include both the highest concentration of existing oil and natural gas production activities and the largest prospective acreage for new drilling activity. We believe our extensive footprint allows us to offer our suite of services to more than 2,000 customers who are active in those areas and allows us to redeploy equipment between markets as activity shifts, reducing the risk that a basin-specific slowdown will have a disproportionate impact on our cash flows and operational results.

Diversified Service Offering for Further Revenue Growth and Reduced Volatility.  We believe our range of well site services provides us a competitive advantage over smaller companies that typically offer fewer services. Our experience, equipment and network of over 100 area offices position us to market our full range of well site services to our existing customers. By utilizing a wider range of our services, our customers can use fewer service providers, which enables them to reduce their administrative costs and simplify their logistics. Furthermore, offering a broader range of services allows us to capitalize on our existing customer base and management structure to grow within existing markets, generate more business from existing customers, and increase our operating profits as we spread our overhead costs over a larger revenue base.

Decentralized Experienced Management with Strong Corporate Infrastructure.  Our corporate group is responsible for maintaining a unified infrastructure to support our diversified operations through standardized financial and accounting, safety, environmental and maintenance processes and controls. Below our corporate level, we operate a decentralized operational organization in which our regional or division managers are responsible for their operations, including asset management, cost control, policy compliance and training and other aspects of quality control. With an average of over 30 years of industry experience, each regional manager has extensive knowledge of the customer base, job requirements and working conditions in each local market. Below our regional or division managers, our area managers are directly responsible for customer relationships, personnel management, accident prevention and equipment maintenance, the key drivers of our operating profitability. This management structure allows us to monitor operating performance on a daily basis, maintain financial, accounting and asset management controls, integrate acquisitions, prepare timely financial reports and manage contractual risk.

Business Strategy

The key components of our business strategy include:

Establishing and Maintaining Leadership Positions in Core Operating Areas.  We strive to establish and maintain market leadership positions within our core operating areas. To achieve this goal, we maintain close customer relationships, seek to expand the breadth of our services and offer high quality services and equipment that meet the scope of customer specifications and requirements. In addition, our significant presence in our core operating areas facilitates employee retention and attraction, a key factor for success in our business. Our significant presence in our core operating areas also provides us with brand recognition that we intend to utilize in creating leading positions in new operating areas.

Selectively Expanding Within Our Regional Markets.  We intend to continue strengthening our presence within our existing geographic footprint through internal growth and acquisitions of businesses with strong customer relationships, well-maintained equipment and experienced and skilled personnel. We typically enter into new markets through the acquisition of businesses with strong management teams that will allow us to expand within these markets. Management of acquired companies often remain with us and retain key positions within our organization, which enhances our attractiveness as an acquisition partner. We have a record of successfully implementing this strategy. By concentrating on targeted expansion in areas in which we already have a meaningful presence, we believe we maximize the returns on expansion capital while reducing downside risk.

Developing Additional Service Offerings Within the Well Servicing Market.  We intend to continue broadening the portfolio of services we provide to our clients by utilizing our well servicing infrastructure. A customer typically begins a new maintenance or workover project by securing access to a well servicing rig, which generally stays on site for the duration of the project. As a result, our rigs are often the first equipment to arrive at the well site and typically the last to leave, providing us the opportunity to offer our customers other complementary services. We believe the fragmented nature of the well servicing market creates an opportunity to sell more services to our core customers and to expand our total service offering within each of our markets. We have expanded our suite of services available to our customers and increased our opportunities to cross-sell new services to our core well servicing customers through acquisitions and internal growth. In connection with the acquisition of Taylor Rig, LLC, a rig manufacturing business operating in our well servicing segment, in the second quarter of 2010, we added a rig manufacturing and service facility that builds new workover rigs, performs large-scale refurbishments of used workover rigs and provides maintenance services on previously manufactured rigs. We expect to continue to develop or selectively acquire capabilities to provide additional services to expand and further strengthen our customer relationships.

Pursuing Growth Through Selective Capital Deployment.  We intend to continue growing our business through selective acquisitions, continuing a newbuild program and/or upgrading our existing assets. Our capital investment decisions are determined by an analysis of the projected return on capital employed of each of those alternatives. Acquisitions are evaluated for “fit” with our area and regional operations management and are thoroughly reviewed by corporate level financial, equipment, safety and environmental specialists to ensure consideration is given to identified risks. We also evaluate the cost to acquire existing assets from a third party, the capital required to build new equipment and the point in the oil and natural gas commodity price cycle. Based on these factors, we make capital investment decisions that we believe will support our long-term growth strategy, and these decisions may involve a combination of asset acquisitions and the purchase of new equipment.

Recent Developments

On July 7, 2011, Basic completed the acquisition of substantially all of the operating assets of Lone Star Anchor Trucking, Inc. for total cash consideration of $10.1 million. This acquisition will operate in Basic’s fluid services segment.

On July 8, 2011, we completed the acquisition of the Maverick group of companies (“Maverick”) for total cash consideration of $180.0 million, net of working capital acquired. Maverick, founded in 1996, provides stimulation, coil tubing and thru-tubing services from operating bases in Ft. Morgan, Grand Junction and Trinidad, Colorado; Farmington, New Mexico; Vernal, Utah and Bartlesville, Oklahoma. As of the date of the acquisition, Maverick employed more than 180 people and operated approximately 60,000 horsepower in its stimulation segment and seven coil tubing spreads.

As part of our business strategy, we expect to pursue acquisitions from time to time with other companies as opportunities may arise. We continue to evaluate, and engage in discussions concerning, other potential acquisition targets, some of which could be material. Except as described herein, we do not currently have definitive agreements for any such transactions, and we cannot assure you that we will enter into any such transactions.

On July 15, 2011, we amended our existing revolving credit facility to increase the borrowing availability from $165.0 million to $225.0 million.

During July 2011, we received aggregate federal income tax refunds of approximately $80.1 million, consisting of a tax refund of approximately $59 million with respect to 2009 and the remainder with respect to 2010.

Our second quarter 2011 net income as reported was $16.6 million, or $0.40 per diluted share, compared to a net loss of $10.7 million for the second quarter of 2010, or $0.27 per share. The second quarter 2011 results included a $1.9 million tax adjustment related to the first quarter’s early extinguishment of our $225 million 11.625% Senior Secured Notes due 2014 (“2014 Notes”). Our effective tax rate for the next two quarters will also be impacted because of the early extinguishment of the 2014 Notes, and the full year effective tax rate is now projected to be approximately 40%.

For 2011, we now plan to spend at least $183 million for capital expenditures, including amounts spent to purchase four drilling rigs, of which $130 million will be paid for through operating cash flow and existing cash balances and the remainder through capital leases. Based on our view of short-term operating conditions, our capital expenditure program may be increased or decreased accordingly. The foregoing budget excludes acquisitions of other businesses. We do not budget acquisitions in the normal course of business, and we regularly engage in discussions related to potential acquisitions related to the well services industry.

Executive Offices

Our principal executive offices are located at 500 W. Illinois, Suite 100, Midland, Texas 79701, and our phone number is (432) 620-5500.

THE OFFERING

Shares of common stock offered by the selling stockholders	5,000,000 shares (5,750,000 shares if the underwriters exercise their option to purchase additional shares in full).

Shares outstanding before and after this offering(1)	42,428,030 shares.

Use of proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering.

Conflicts of interest	The selling stockholders are affiliates of Credit Suisse Securities (USA) LLC and as such an affiliate of Credit Suisse Securities (USA) LLC may be deemed to receive the net proceeds of this offering. Please read “Underwriting — Relationships.”

New York Stock Exchange symbol	BAS.

Description of common stock	A description of our common stock is included in the accompanying base prospectus under the heading “Description of Common Stock”.

(1) Does not include an aggregate of 1,156,258 shares issuable upon the exercise of options to purchase shares of common stock or upon vesting of performance-based awards outstanding as of June 30, 2011.

RISK FACTORS

Investing in our common stock involves risk. See the risk factors described in the accompanying base prospectus and in our annual report on Form 10-K for our fiscal year ended December 31, 2010, as well as our quarterly report for the quarter ended June 30, 2011, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks and the other information we include or incorporate by reference in this prospectus. If one or more of the events discussed in these risk factors were to occur, our business, financial condition and results of operations, cash flow and prospects could be materially affected.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders and the shares to be offered and sold by them pursuant to this prospectus. The information set forth below is based on written representations provided to us by the selling stockholders.

The shares of common stock to be offered and sold pursuant to this prospectus were issued to the selling stockholders in private placements of such shares, or upon the exercise of warrants issued in private placements, prior to our initial public offering in 2005.

Credit Suisse AG, a Swiss bank, owns the majority of the voting stock of Credit Suisse Holdings (USA), a Delaware corporation, which in turn owns all of the voting stock of Credit Suisse (USA) Inc., a Delaware corporation (“CS-USA”). The selling stockholders are merchant banking funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse’s Asset Management Division. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG. Credit Suisse Group AG disclaims beneficial ownership of the common stock that is beneficially owned by its direct and indirect subsidiaries. Credit Suisse AG, its executive officers and directors, and its direct and indirect subsidiaries may beneficially own shares that are not included in this prospectus. Based on representations made to us by the selling stockholders, to our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates, except that an affiliate of the selling stockholders was a lender under a revolving credit facility that we terminated in 2009. Each of the selling stockholders is an affiliate of a registered U.S. broker-dealer and is an affiliate of one of the underwriters of this offering. Please read “Underwriting — Relationships”. Based on written representations received from the selling stockholders, to our knowledge, each of the selling stockholders acquired its shares of common stock in the ordinary course of its business, and at the time of acquisition, none of the selling stockholders had any direct or indirect agreements or understandings with any person to distribute its shares. We have determined beneficial ownership in accordance with the rules of the SEC.

Voting and dispositive power over the shares owned by the selling stockholders are exercised by an investment committee of the general partner of each of the selling stockholders. The members of such investment committee are Nicole Arnaboldi, Susan Schanabel, Colin Taylor, Thompson Dean and Neal Pomroy, each of whom disclaims beneficial ownership of the shares held by the selling stockholders and their affiliated entities, except to the extent of his or her pecuniary interest therein.

All of the entities listed below can be contacted at Eleven Madison Avenue, New York, New York 10010-3629 except for the three “Offshore Partners” entities, which can be contacted at John B. Gosiraweg, 14, Willemstad, Curacao, Netherlands Antilles.

As of July 22, 2011, there were 42,428,030 shares of our common stock outstanding.

			Number of
	Number of		Shares of
	Shares of	Number of	Common	Percentage of
	Common Stock	Shares of	Stock	Outstanding
	Beneficially	Common	Beneficially	Shares of Common
	Owned Prior to	Stock to be	Owned After	Stock
Selling Stockholder	the Offering	Offered(1)	the Offering	After the Offering

DLJ Merchant Banking Partners III, L.P.	12,650,117	3,502,359	9,147,758	21.6%
DLJ ESC II, L.P.	1,493,185	413,409	1,079,776	2.5%
DLJ Offshore Partners III, C.V.	884,531	244,895	639,636	1.5%
DLJ Offshore Partners III-1, C.V.	228,284	63,203	165,081	*
DLJ Offshore Partners III-2, C.V.	162,622	45,024	117,598	*
DLJ MB Partners III GmbH & Co. KG	107,898	29,873	78,025	*
DLJ MB Funding III, Inc.	132,220	36,607	95,613	*
Millennium Partners II, L.P.	21,516	5,957	15,559	*
MBP III Plan Investors, L.P.	2,379,051	658,673	1,720,378	4.1%

*	Less than 1%.

(1)	Each selling stockholder will sell an additional 15% of the number of shares set forth opposite its name in the “Number of Shares of Common Stock to be Offered” column above if the underwriters exercise their option to purchase additional shares of common stock in full, and the number and percentage of shares each selling stockholder will own after the offering will be correspondingly reduced.

The shares of common stock owned by the selling stockholders are being registered for resale pursuant to the Third Amended and Restated Stockholders’ Agreement, dated December 20, 2010 (the “Stockholders’ Agreement”), by and among Basic and the selling stockholders. The Stockholders’ Agreement provides for certain informational and consultation rights, along with confidentiality obligations, and registration rights for the selling stockholders. As long as (i) any selling stockholder remains an Affiliate (as defined in the Stockholders’ Agreement) of Basic or (ii) the selling stockholders, collectively, beneficially hold at least ten percent of the outstanding shares of Basic’s common stock, the selling stockholders can require Basic to register shares of common stock on up to three occasions, provided that the proposed offering proceeds for the offering equal or exceed $10 million (or $5 million if Basic is able to register such securities on Form S-3). In addition to such demand registration rights, the Stockholders’ Agreement provides the selling stockholders with piggyback registration rights with respect to any proposed offering of equity securities pursuant to a registration statement filed by Basic (other than a registration statement on Form S-4 or Form S-8). Basic is also obligated under the Stockholders’ Agreement to perform certain other actions in connection with a demand registration or piggyback registration request by any of the selling stockholders.

The Stockholders’ Agreement terminates upon the earliest of (i) the dissolution, liquidation or winding-up of Basic, (ii) the date all of the selling stockholders cease to be Affiliates of Basic and the selling stockholders, collectively, beneficially hold less than ten percent of the outstanding shares of common stock of Basic, or (iii) December 21, 2015.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that apply to non-U.S. holders (as defined below) of shares of our common stock. Except where noted, this summary deals only with a share of common stock held as a capital asset (generally, property held for investment) and does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a financial institution;

•	a tax-exempt organization;

•	an insurance company;

•	a person holding the common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person who is an investor in a pass-through entity or subject to the alternative minimum tax;

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes; or

•	certain former U.S. citizens or long-term residents of the United States.

The summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different than those summarized below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax considerations that may be relevant to holders in light of their personal circumstances (including U.S. estate or gift, state, local or foreign tax considerations).

For purposes of this discussion, a “U.S. holder” is a beneficial owner of common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

The term “non-U.S. holder” means a beneficial owner of a share of common stock who is an individual, corporation, estate or trust and who is not a U.S. holder.

If an entity classified as a partnership for U.S. federal income tax purposes holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding common stock, we urge you to consult your own tax advisors.

Dividends

We do not intend to pay any cash distributions on our common stock in the foreseeable future. However, in the event we do make such cash distributions, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If any such distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Any dividends paid to you with respect to the shares of common stock will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). In order to obtain a reduced rate of withholding, you will be required to provide a properly executed IRS Form W-8BEN certifying your entitlement to benefits under a treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. You will be required to provide a properly executed IRS Form W-8ECI in order for effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

A non-U.S. holder of shares of common stock who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If you are eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service (“IRS”).

Sale, Exchange or Other Disposition of Shares of Common Stock

You will recognize gain or loss on the sale, exchange, redemption or other taxable disposition of shares of common stock. Nevertheless, subject to the discussion below concerning backup withholding, gain generally will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	you are a non-U.S. individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation”, or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period you held our common stock.

If you are described in the first bullet point above, you will be subject to tax on the net gain derived from the sale, exchange, redemption or other taxable disposition under regular graduated U.S. federal income tax rates. If you are an individual described in the second bullet point above, you will be subject to a flat 30% tax (or lower applicable treaty rate) on the gain derived from the sale, exchange, redemption or other taxable disposition, which may be offset by United States-source capital losses, even though you are not considered a resident of the United States. If you are a foreign corporation that falls under the first bullet point above, you may be subject to the branch profits tax equal to 30% of your effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, so long as our common stock is regularly traded on an established securities market, a non-U.S. holder would not recognize taxable gain on a sale of our common stock under the third bullet point above unless the non-U.S. holder actually or constructively owned more than 5% of our common stock at any time during the applicable period.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty.

In general, you will not be subject to backup withholding with respect to payments of dividends that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person, as defined under the Code, you provide your name and address on an IRS Form W-8BEN (or other applicable form), and you certify, under penalties of perjury, that you are not a United States person, or you otherwise establish an exemption.

In addition, no information reporting or backup withholding will be required with respect to the proceeds of the sale of shares of common stock made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS.

Recent Withholding Legislation

Recently enacted legislation imposes withholding taxes on certain types of payments made to certain non-U.S. entities. The legislation generally applies to payments made after December 31, 2012, although the IRS has granted exceptions extending the period of implementation for payments of dividends and sales proceeds to certain foreign financial institutions. Under this legislation, the failure to comply with certification, information reporting and other specified requirements (that are different than, and in addition to, the certification requirements described above under “— Information Reporting and Backup Withholding”) could result in a 30% withholding tax being imposed on payments of dividends on, and sales proceeds of, U.S. common stock to certain non-U.S. holders. Under certain circumstances, a non-U.S. holder of our common stock may be eligible for a refund or credit of such taxes. Investors are encouraged to consult with their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The foregoing discussion is for general information only and should not be viewed as tax advice. Investors considering the purchase of our common stock should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the applicability and effect of estate, state, local or foreign tax laws and tax treaties.

UNDERWRITING (CONFLICTS OF INTEREST)

Goldman, Sachs & Co., Jefferies & Company, Inc. and Credit Suisse Securities (USA) LLC are acting as the representatives of the underwriters and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a current report on Form 8-K and incorporate by reference in this prospectus, each of the underwriters named below has severally agreed to purchase shares of common stock set forth opposite its name in the table below from the selling stockholders:

Underwriters	Number of Shares

Goldman, Sachs & Co.	2,125,000
Jefferies & Company, Inc.	725,000
Credit Suisse Securities (USA) LLC	500,000
Tudor, Pickering, Holt & Co. Securities, Inc.	550,000
Capital One Southcoast, Inc.	550,000
Pritchard Capital Partners, LLC	275,000
Stephens Inc.	275,000

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase the shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than the shares covered by the underwriters’ option to purchase additional share as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholders to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we and the selling stockholders deliver customary closing documents to the underwriters.

Any affiliate of a selling stockholder that is a registered broker-dealer may be deemed to be an underwriter. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or concessions received by it may be deemed to be underwriting discounts and commissions under the Securities Act. Affiliates of selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to the selling stockholders for the shares.

	No Exercise	Full Exercise

Per share	$1.4625	$1.4625
Total	$7,312,500	$8,409,375

The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include affiliates of the underwriters, at such offering price less a selling concession not in excess of $0.8775 per share. After the offering, the underwriters may change the offering price and other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The expenses of this offering that are payable by us are estimated to be approximately $150,000.

Option to Purchase Additional Shares of Common Stock

The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 additional shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,000,000 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements

We, our officers and directors, and the selling stockholders have agreed that, without the prior written consent of Goldman, Sachs & Co., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, (2) sell or grant any options, rights or warrants with respect to any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the shares of common stock, (4) file or cause to be filed a registration statement, including any amendment thereto, with respect to the registration of any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities or (5) publicly disclose the intention to do any of the foregoing for a period of 60 days after the date of this prospectus supplement.

The restrictions described above do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of additional awards, or the exercise of securities outstanding, under our Fourth Amended and Restated 2003 Incentive Plan;

•	the issuance of shares to sellers of assets or entities in connection with acquisitions by us, provided that any issuances of shares during the lock up period do not exceed 10 percent of our outstanding shares and the recipient of any such shares agrees to not sell, transfer or otherwise dispose of, directly or indirectly, any of such shares so issued prior to the expiration of the lock-up period;

•	certain bona fide gifts, provided the recipient of any such shares agrees to not sell, transfer or otherwise dispose of, directly or indirectly, any of such shares so issued prior to the expiration of the lock-up period;

•	dispositions of shares pursuant to Rule 10b5-1 trading plans in existence on the date of this prospectus supplement; or

•	up to 30,000 shares that may be sold by two directors (15,000 shares each) following the exercise of outstanding options that expire in August 2011.

Goldman, Sachs & Co., in its sole discretion, may release the shares of common stock and other securities subject to lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the shares of common stock and other securities from lock-up agreements, Goldman, Sachs & Co. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock or other securities for which the release is being requested and market conditions at the time.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization; Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created in short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares of common stock, in accordance with Regulation M under the Securities and Exchange Act of 1934, as amended.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares of common stock in excess of the number of shares common stock the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of the shares of common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares of common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

New York Stock Exchange

Our common stock is listed on the NYSE under the symbol “BAS”.

Stamp Taxes

If you purchase shares of common stock offered in the prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of the prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Affiliates of certain of the underwriters are lenders under our revolving credit facility. An affiliate of Credit Suisse Securities (USA) LLC may be deemed to own 42.7% of our outstanding shares of common stock prior to giving effect to this offering, including those shares to be sold in this offering by the selling stockholders, and as such may be deemed to receive the net proceeds of this offering. Such affiliate disclaims beneficial ownership of such common stock. Because an affiliate of Credit Suisse Securities (USA) LLC may be deemed to receive at least 5% of the net proceeds received in this offering, it is considered by the Financial Industry Regulatory Authority, or FINRA, to have a conflict of interest regarding this offering. However, no qualified independent underwriter is needed for this offering because the common stock offered hereby has a bona fide public market under FINRA Rule 5121(a)(1)(B).

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments.

Selling Restrictions

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(d) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

LEGAL MATTERS

The validity of the shares of common stock is being passed upon for us by Andrews Kurth LLP. Certain legal matters are being passed upon for the underwriters by Vinson & Elkins L.L.P.

EXPERTS

The consolidated financial statements and related financial statement schedules of Basic Energy Services, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. This prospectus supplement does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about our common stock, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our website at www.basicenergyservices.com. Information contained on our website is not incorporated by reference into this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus under the caption “Risk Factors” and in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and other factors, most of which are beyond our control.

The words “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “plan”, “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus are forward looking-statements. Although we believe that the forward-looking statements contained in this prospectus are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Important factors that may affect our expectations, estimates or projections include:

•	a decline in, or substantial volatility of, oil or natural gas prices, and any related changes in expenditures by our customers;

•	the effects of acquisitions on our business;

•	changes in customer requirements in markets or industries we serve;

•	competition within our industry;

•	general economic and market conditions;

•	our access to current or future financing arrangements;

•	our ability to replace or add workers at economic rates; and

•	environmental and other governmental regulations.

Our forward-looking statements speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROSPECTUS

18,059,424 SHARES OF COMMON STOCK

This prospectus relates to an aggregate of up to 18,059,424 shares of common stock, par value $0.01 per share, of Basic Energy Services, Inc. (“Basic”) that may be resold from time to time by the selling stockholders named on page 7 of this prospectus for their own account. We will not receive any proceeds from the sale of shares offered by the selling stockholders. See “Selling Stockholders” and “Plan of Distribution.”

The selling stockholders may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of commissions, discounts or concessions. The selling stockholders may sell the shares at any time at market prices prevailing at the time of sale, at prices related to such market prices, at fixed prices or prices subject to change or at privately negotiated prices. This prospectus describes the general matter in which the shares may be offered and sold by the selling stockholders. If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus. You should carefully read this prospectus, any applicable prospectus supplement and any information under the headings “Where You Can Find More Information” and “Incorporation by Reference” before you purchase any of our shares of common stock.

Our common stock is listed on the New York Stock Exchange under the symbol “BAS.” On July 22, 2011, the last reported sale price of our common stock was $34.67 per share.

Investing in our securities involves risks. You should carefully consider the risk factors beginning on page 4 of this prospectus, as well as the documents we file with the Securities and Exchange Commission that are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 25, 2011

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholders may offer from time to time up to 18,059,424 shares of our common stock. If necessary, the specific manner in which the shares may be offered and sold will be described in a supplement to this prospectus or a free writing prospectus. Any prospectus supplement or free writing prospectus may add, update or change information contained or incorporated by reference in this prospectus. Any statement made or incorporated by reference in this prospectus will be modified or superseded by any inconsistent statement made in a prospectus supplement or a free writing prospectus. Therefore, you should read this prospectus (including any documents incorporated by reference) and any prospectus supplement or free writing prospectus before you invest in our common stock.

Additional information about us, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. Please read “Where You Can Find More Information” below. You are urged to read this prospectus carefully, including “Risk Factors” below, and our SEC reports in their entirety before investing in our securities.

You should rely only on the information contained or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the securities covered by this prospectus in any jurisdiction where the offer is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement, any free writing prospectus and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

Under no circumstances should the delivery to you of this prospectus, any prospectus supplement or any free writing prospectus create any implication that the information contained or incorporated by reference therein is correct as of any time after the date thereof.

Unless this prospectus otherwise indicates or the context otherwise requires, the terms “we,” “our,” “us,” “Basic” or other similar terms as used in this prospectus refer to Basic Energy Services, Inc., together with its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. federal securities laws. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things, the risk factors discussed in this prospectus under the caption “Risk Factors” and in our most recent annual report on Form 10-K and quarterly reports on Form 10-Q and other factors, most of which are beyond our control.

The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “plan,” “expect” and similar expressions are intended to identify forward-looking statements. All statements other than statements of current or historical fact contained in this prospectus and the documents incorporated by reference herein are forward looking-statements. Although we believe that the forward-looking statements contained in this prospectus and the documents incorporated by reference herein are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this prospectus and the documents incorporated by reference herein may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Important factors that may affect our expectations, estimates or projections include:

•	a decline in, or substantial volatility of, oil or natural gas prices, and any related changes in expenditures by our customers;

•	the effects of future acquisitions on our business;

•	changes in customer requirements in markets or industries we serve;

•	competition within our industry;

•	general economic and market conditions;

•	our access to current or future financing arrangements;

•	our ability to replace or add workers at economic rates; and

•	environmental and other governmental regulations.

Our forward-looking statements speak only as of the date of this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BASIC ENERGY SERVICES, INC.

We provide a wide range of well site services to oil and natural gas drilling and producing companies, including completion and remedial services, fluid services and well site construction services, well servicing and contract drilling. These services are fundamental to establishing and maintaining the flow of oil and natural gas throughout the productive life of a well. Our broad range of services enables us to meet multiple needs of our customers at the well site. Our operations are managed regionally and are concentrated in major United States onshore oil and natural gas producing regions located in Texas, New Mexico, Oklahoma, Arkansas, Kansas, Louisiana, Wyoming, North Dakota, Colorado, Utah, Montana, West Virginia and Pennsylvania. Our operations are focused on liquids rich basins that exhibit strong drilling and production economics as well as natural gas-focused shale plays characterized by prolific reserves and attractive economics. Specifically, we have significant presence in the Permian Basin and the Bakken, Eagle Ford, Haynesville and Marcellus shales. We provide our services to a diverse group of over 2,000 oil and natural gas companies.

Our four operating segments are Completion and Remedial Services, Fluid Services, Well Servicing and Contract Drilling. The following is a description of these segments:

•	Completion and Remedial Services. Our completion and remedial services segment operates our fleet of pressure pumping units, an array of specialized rental equipment and fishing tools, air compressor packages specially configured for underbalanced drilling operations and cased-hole wireline units and snubbing units. The largest portion of this business segment consists of pressure pumping services focused on cementing, acidizing and fracturing services in niche markets.

•	Fluid Services. Our fluid services segment utilizes our fleet fluid service trucks and related assets, including specialized tank trucks, storage tanks, water wells, disposal facilities, construction and other related equipment. These assets provide, transport, store and dispose of a variety of fluids, as well as provide well site construction and maintenance services. These services are required in most workover, completion and remedial projects and are routinely used in daily producing well operations.

•	Well Servicing. Our well servicing segment operates our fleet of well servicing rigs and related equipment. This business segment encompasses a full range of services performed with a mobile well servicing rig, including the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and natural gas. These services are performed to establish, maintain and improve production throughout the productive life of an oil and natural gas well and to plug and abandon a well at the end of its productive life. Our well servicing equipment and capabilities also facilitate most other services performed on a well.

•	Contract Drilling. Our contract drilling segment operates drilling rigs and related equipment. We use these assets to penetrate the earth to a desired depth and initiate production from a well.

Our principal executive offices are located at 500 W. Illinois, Suite 100, Midland, Texas 79701, and our phone number is (432) 620-5500.

RISK FACTORS

Investing in our common stock involves risk. See the risk factors described in our annual report on Form 10-K for our fiscal year ended December 31, 2010 as well as our quarterly report for the quarter ended June 30, 2011, which are incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks, the risks described below and the other information we include or incorporate by reference in this prospectus. If applicable, we will include in a prospectus supplement a description of the significant factors relating to the offering described in that prospectus supplement, including any additional risk factors. If one or more of the events discussed in these risk factors were to occur, our business, financial condition and results of operations, cash flow and prospects could be materially affected.

The market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations.

The market price for shares of our common stock may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect our share price include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in oil and natural gas prices;

•	changes in our cash flows from operations or earnings estimates;

•	publication of research reports about us or the oilfield services or exploration and production industries generally;

•	increases in market interest rates, which may increase our cost of capital;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in the market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions, including sales of common stock, by our stockholders;

•	speculation in the press or investment community regarding our business;

•	general market and economic conditions; and

•	domestic and international economic, legal and regulatory factors unrelated to our performance.

The selling stockholders may continue to have a substantial influence on the outcome of stockholder voting and may exercise this voting power in a manner that may not be in the best interest of our other stockholders.

As of July 22, 2011, the selling stockholders, which are managed by affiliates of Credit Suisse AG, a Swiss Bank, and Credit Suisse Securities (USA) LLC, beneficially owned approximately 42.7% of our outstanding common stock. Notwithstanding any sales that the selling stockholders may make pursuant to this prospectus, they may continue to be in a position to have a substantial influence on the outcome of matters requiring a stockholder vote, including the election of directors, adoption of amendments to our certificate of incorporation or bylaws or approval of transactions involving a change of control. The interests of the selling stockholders may differ from those of our other stockholders, and the selling stockholders may vote their common stock in a manner that may adversely affect our other stockholders.

Future sales of shares of our common stock could adversely affect the market price of our common stock.

The registration statement of which this prospectus forms a part is registering for resale all of the 18,059,424 shares of our common stock held by the selling stockholders, and upon effectiveness of the registration statement, such shares will be available for immediate sale. Future sales of substantial amounts of our common stock in the public market following this offering, whether by us or our existing stockholders, or the perception that such sales could occur, may adversely affect the market price of our common stock, which could decline significantly. Sales by our existing stockholders might also make it more difficult for us to raise equity capital by selling new common stock at a time and price that we deem appropriate.

Additional issuances of equity securities by us would dilute the ownership of our existing stockholders.

We may issue equity in the future in connection with acquisitions or strategic transactions, to adjust our ratio of debt to equity, to fund expansion of our operations or for other purposes. We may issue shares of our common stock at prices or for consideration that is greater or less than the price at which the shares of common stock are being offered by this prospectus. To the extent we issue additional equity securities, your percentage ownership of our common stock would be reduced.

USE OF PROCEEDS

Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders, and we will not receive any proceeds from the sale of such shares.

We will incur all of the costs associated with the registration of the shares offered by this prospectus other than underwriting discounts and commissions, if any. Please read “Plan of Distribution.”

SELLING STOCKHOLDERS

The following table sets forth information regarding the selling stockholders and the shares that may be offered and sold from time to time by them pursuant to this prospectus. The information set forth below is based on written representations provided to us by the selling stockholders. The selling stockholders named below are referred to in this prospectus as the “selling stockholders.”

The shares of common stock that may be offered and sold pursuant to this prospectus were issued to the selling stockholders in private placements of such shares, or upon the exercise of warrants issued in private placements, prior to our initial public offering in 2005.

The selling stockholders may offer from time to time some, all or none of their shares pursuant to this prospectus. Since the selling stockholders are not obligated to sell, transfer or otherwise dispose of their shares, and because the selling stockholders may acquire our publicly-traded common stock, we cannot estimate how many shares each selling stockholder will actually own after this offering. The table below assumes that the selling stockholders will sell all of the shares of common stock covered by this prospectus and will not acquire any additional shares on the open market or otherwise.

Credit Suisse AG, a Swiss bank, owns the majority of the voting stock of Credit Suisse Holdings (USA), a Delaware corporation which in turn owns all of the voting stock of Credit Suisse (USA) Inc., a Delaware corporation (“CS-USA”). The selling stockholders are merchant banking funds managed by indirect subsidiaries of CS-USA and form part of Credit Suisse’s Asset Management Division. The ultimate parent company of Credit Suisse AG is Credit Suisse Group AG. Credit Suisse Group AG disclaims beneficial ownership of the common stock that is beneficially owned by its direct and indirect subsidiaries. Credit Suisse AG, its executive officers and directors, and its direct and indirect subsidiaries may beneficially own shares that are not included in this prospectus. Based on representations made to us by the selling stockholders, to our knowledge, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us or any of our affiliates, except that an affiliate of the selling stockholders was a lender under a revolving credit facility that we terminated in 2009. Each of the selling stockholders is an affiliate of a registered U.S. broker-dealer. Based on written representations received from the selling stockholders, to our knowledge, each of the selling stockholders acquired its shares of common stock in the ordinary course of its business, and at the time of acquisition, none of the selling stockholders had any direct or indirect agreements or understandings with any person to distribute its shares. We have determined beneficial ownership in accordance with the rules of the SEC.

Voting and dispositive power over the shares owned by the selling stockholders are exercised by an investment committee of the general partner of each of the selling stockholders. The members of such investment committee are Nicole Arnaboldi, Susan Schanabel, Colin Taylor, Thompson Dean and Neal Pomroy, each of whom disclaims beneficial ownership of the shares held by the selling stockholders and their affiliated entities, except to the extent of his or her pecuniary interest therein.

All of the entities listed below can be contacted at Eleven Madison Avenue, New York, New York 10010-3629 except for the three “Offshore Partners” entities, which can be contacted at John B. Gosiraweg, 14, Willemstad, Curacao, Netherlands Antilles.

	Number of Shares of		Number of Shares
	Common Stock	Number of Shares	of Common Stock
	Beneficially Owned	of Common Stock	Beneficially Owned
Selling Stockholder	Prior to the Offering	to be Offered	After the Offering

DLJ Merchant Banking Partners III, L.P.	12,650,117	12,650,117	—
DLJ ESC II, L.P.	1,493,185	1,493,185	—
DLJ Offshore Partners III, C.V.	884,531	884,531	—
DLJ Offshore Partners III-1, C.V.	228,284	228,284	—
DLJ Offshore Partners III-2, C.V.	162,622	162,622	—
DLJ MB Partners III GmbH & Co. KG	107,898	107,898	—
DLJ MB Funding III, Inc.	132,220	132,220	—
Millennium Partners II, L.P.	21,516	21,516	—
MBP III Plan Investors, L.P.	2,379,051	2,379,051	—

The shares of common stock owned by the selling stockholders are being registered for resale pursuant to the Third Amended and Restated Stockholders’ Agreement, dated December 20, 2010 (the “Stockholders’ Agreement”), by and among Basic and the selling stockholders. The Stockholders’ Agreement provides for certain informational and consultation rights, along with confidentiality obligations, and registration rights for the selling stockholders. As long as (i) any selling stockholder remains an Affiliate (as defined in the Stockholders’ Agreement) of Basic or (ii) the selling stockholders, collectively, beneficially hold at least ten percent of the outstanding shares of Basic’s common stock, the selling stockholders can require Basic to register shares of common stock on up to three occasions, provided that the proposed offering proceeds for the offering equal or exceed $10 million (or $5 million if Basic is able to register such securities on Form S-3). In addition to such demand registration rights, the Stockholders’ Agreement provides the selling stockholders with piggyback registration rights with respect to any proposed offering of equity securities pursuant to a registration statement filed by Basic (other than a registration statement on Form S-4 or Form S-8). Basic is also obligated under the Stockholders’ Agreement to perform certain other actions in connection with a demand registration or piggyback registration request by any of the selling stockholders.

The Stockholders’ Agreement terminates upon the earliest of (i) the dissolution, liquidation or winding-up of Basic, (ii) the date all of the selling stockholders cease to be Affiliates of Basic and the selling stockholders, collectively, beneficially hold less than ten percent of the outstanding shares of common stock of Basic, or (iii) December 21, 2015.

DESCRIPTION OF COMMON STOCK

The following summary of the rights, preferences and privileges of our common stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws.

Our authorized capital stock consists of:

•	80,000,000 shares of common stock, $0.01 par value; and

•	5,000,000 shares of preferred stock, $0.01 par value, none of which are currently designated.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Because holders of common stock do not have cumulative voting rights, the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election. The holders of common stock are entitled to receive dividends as may be declared by the board of directors. Upon our liquidation, dissolution or winding up, and subject to any prior rights of outstanding preferred stock, the holders of our common stock will be entitled to share pro rata in the distribution of all of our assets available for distribution to our stockholders after satisfaction of all of our liabilities and the payment of the liquidation preference of any preferred stock that may be outstanding. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable. The holders of our common stock have no preemptive or other subscription rights to purchase our common stock.

Subject to the provisions of the certificate of incorporation and limitations prescribed by law, the board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series, which may be superior to those of the common stock, without further vote or action by the stockholders. We have no present plans to issue any shares of preferred stock.

One of the effects of undesignated preferred stock may be to enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and, as a result, protect the continuity of our management. The issuance of shares of the preferred stock under the board of directors’ authority described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by us may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock or may otherwise adversely affect the market price of the common stock.

Delaware Anti-Takeover Law and Charter and Bylaw Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Section 203 defines a “business combination” as a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholders. Section 203 defines an “interested stockholder” as a person who, together with affiliates and associates, owns, or, in some cases, within three years prior, did own, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is prohibited unless:

•	our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder prior to the date the person attained the status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by (1) persons who are directors and also officers and (2) employee stock plans, under which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or

•	the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our certificate of incorporation in the future to elect not to be governed by the anti-takeover law. This election would be effective 12 months after the adoption of the amendment and would not apply to any business combination between us and any person who became an interested stockholder on or before the adoption of the amendment.

Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws provide that any action required or permitted to be taken by our stockholders must be taken at a duly called meeting of stockholders and not by written consent. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our charter and bylaws grant our board the power to adopt, amend and repeal our bylaws on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by the holders of not less than 66 2/3% of the voting power of all outstanding voting stock. Also, our bylaws preclude the ability of our stockholders to call special meetings of stockholders. Advance notice is required for stockholders to nominate directors or to submit proposals for consideration at meetings of stockholders. In addition, the ability of our stockholders to remove directors without cause is precluded.

Our board of directors is divided into three classes, and directors serve staggered three-year terms. Any vacancies on the board of directors shall be filled by vote of the board of directors until the next meeting of stockholders when the election of directors is in the regular course of business, and until a successor has been duly elected and qualified.

The foregoing provisions of our certificate of incorporation and bylaws and the provisions of Section 203 of the Delaware General Corporation Law could have the effect of delaying, deferring or preventing a change of control of our company.

Liability and Indemnification of Officers and Directors

Our certificate of incorporation and bylaws provide that indemnification shall be to the fullest extent permitted by the Delaware General Corporation Law, or DGCL, for all current or former directors or officers of Basic Energy Services. As permitted by the DGCL, the certificate of incorporation provides that directors of Basic Energy Services shall have no personal liability to Basic Energy Services or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to Basic Energy Services or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (3) under Section 174 of the DGCL or (4) for any transaction from which a director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize the further elimination or limitation of directors’ liability, then the liability of our directors will automatically be limited to the fullest extent provided by law.

We have also entered into indemnification agreements with all of our directors and some of our executive officers (including each of our named executive officers). These indemnification agreements are intended to permit indemnification to the fullest extent now or hereafter permitted by the General Corporation Law of the State of Delaware. It is possible that the applicable law could change the degree to which indemnification is expressly permitted. The indemnification agreements cover expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred as a result of the fact that such person, in his or her capacity as a director or officer, is made or threatened to be made a party to any suit or proceeding. The indemnification agreements generally cover claims relating to the fact that the indemnified party is or was an officer, director, employee or agent of us or any of our affiliates, or is or was serving at our request in such a position for another entity. The indemnification agreements also obligate us to promptly advance all reasonable expenses incurred in connection with any claim. The indemnitee is, in turn, obligated to reimburse us for all amounts so advanced if it is later determined that the indemnitee is not entitled to indemnification. The indemnification provided under the indemnification agreements is not exclusive of any other indemnity rights; however, double payment to the indemnitee is prohibited.

We have also agreed to obtain and maintain director and officer liability insurance for the benefit of each of the above indemnitees. These policies include coverage for losses for wrongful acts and omissions and to ensure our performance under the indemnification agreements. Each of the indemnitees are named as an insured under such policies and provided with the same rights and benefits as are accorded to the most favorably insured of our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, or the Securities Act, may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of such shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the shares of common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of such common stock will be the purchase price of the common stock less any discounts and commissions. The selling stockholders reserve the right to accept and, together with their agents, to reject, any proposed purchases of common stock to be made directly or through agents.

The common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or concessions from the selling stockholders or the purchasers of the common stock. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

Any underwriters, broker-dealers or agents who participate in the sale or distribution of the common stock may be deemed to be “underwriters” within the meaning of the Securities Act. Any affiliate of a selling stockholder that is a registered broker-dealer may be deemed to be an underwriter. As a result, any profits on the sale of the common stock by such selling stockholders and any discounts, commissions or concessions received by it may be deemed to be underwriting discounts and commissions under the Securities Act. Affiliates of selling stockholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act. Underwriters are subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	in transactions other than on such exchanges or services or in the over-the-counter market;

•	through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions which in turn may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•	enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell under the prospectus; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

There can be no assurance that any selling stockholder will sell any or all of its common stock pursuant to this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. The common stock covered by this prospectus may also be sold to non-U.S. persons outside the U.S. in accordance with Regulation S under the Securities Act rather than pursuant to this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the shares pursuant to the Stockholders’ Agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts and commissions, if any. Pursuant to the Stockholders’ Agreement, we will indemnify the selling stockholders against certain liabilities, including some liabilities under the Securities Act. Pursuant to the Stockholders’ Agreement, we may be indemnified by the selling stockholders against certain liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered pursuant to this prospectus will be passed upon by Andrews Kurth LLP. Any underwriter will be advised about other issues relating to any offering by its own legal counsel.

EXPERTS

The consolidated financial statements and related financial statement schedules of Basic Energy Services, Inc. as of December 31, 2010 and 2009, and for each of the years in the three-year period ended December 31, 2010, and the effectiveness of internal control over financial reporting as of December 31, 2010 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about our common stock, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our website at www.basicenergyservices.com. Information contained on our website is not incorporated by reference into this prospectus.

INCORPORATION BY REFERENCE

We are incorporating by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file after the date of this prospectus with the SEC will automatically update and supersede the information in the prospectus and in our other filings with the SEC.

We incorporate by reference in this prospectus the documents listed below which we filed with the SEC and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K) subsequent to the date of this prospectus and prior to the completion of the offering of the securities pursuant to this prospectus.

•	Our annual report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011, which we refer to as our 2010 Form 10-K;

•	The portions of our Definitive Proxy Statement on Schedule 14A filed on April 21, 2011 that are incorporated by reference into Part III of our 2010 Form 10-K;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2011, filed with the SEC on April 27, 2011 and July 25, 2011, respectively;

•	Our current reports on Form 8-K and 8-K/A, filed with the SEC on February 3, 2011 (Item 8.01 only), February 9, 2011, February 18, 2011, February 23, 2011, March 16, 2011, April 12, 2011, May 27, 2011 (as amended June 1, 2011), June 7, 2011, June 13, 2011, June 14, 2011, July 12, 2011 and July 21, 2011; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on December 6, 2005, including any amendment or report filed for the purpose of updating such description.

Any statement contained in a document all or a portion of which is incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any future filings that we incorporate by reference herein modifies or supersedes the statement. Any such statement or document so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any of these filings (other than an exhibit to those filings unless we have specifically incorporated that exhibit by reference into the filing), at no cost, by contacting us at the following address:

Basic Energy Services, Inc.
500 W. Illinois, Suite 100
Midland, Texas 79701
Phone: (432) 620-5500
Attn: Investor Relations

5,000,000 Shares

Common Stock

Joint Book-Running Managers

Goldman, Sachs & Co.	Jefferies	Credit Suisse

Co-Managers

Tudor, Pickering, Holt & Co.	Capital One Southcoast	Pritchard Capital Partners, LLC	Stephens Inc.

Prospectus supplement dated July 27, 2011